Exhibit 99.80

NexTech Launches ARitize™ The World’s First Self-Serve, Augmented Reality (AR) Platform

New York, NY - Toronto, ON – September 24, 2019 – NexTech AR Solutions (the “Company” or “NexTech”)(OTCQB: NEXCF)(CSE: NTAR)(FSE: N29), a leader in the rapidly growing AR industry providing full-funnel Augmented Reality (AR), is proud to announce the launch of the world’s first self service 3D AR publishing platform called ARitize™. Now it’s possible to optimize conversions, reduce returns, and increase sales leads with one easy-to-use AR platform for eCommerce.

To see the sites new products, services and user-friendly website click here: www.aritize.com.

Augmented reality has transcended the demo stage, becoming a vital part of today’s product and retail strategies comments Evan Gappelberg, CEO of NexTech. He continues “the race is on to ARitize™ or convert 2D objects into 3D immersive demonstrations with SNAP, Apple and Samsung all racing to be first to market with new 3D mobile scanning and viewing devices. Our platform is an industry first, and allows anyone with a 3D model to upload the model and start using it as an AR object immediately, no programming required, which was incredibly hard to do and we believe will be a great tool for helping companies to accelerate AR integration globally”.

The ARitize™ website was created for brands and companies alike, to curate immersive, white-label experiences for selling, teaching, and sharing products and services. Create digital twins of pretty much anything using smartphones, scanners, or 3D modelling software like Maya, Cinema 4D, or 3D Studio Max. All you need is a GLTF file to ARitize your business. The website aims to democratize the process of ARitizing eCommerce businesses, showcasing value for each vertical targeted by the platform - Retail, Education, and Entertainment.

In addition to providing self service AR the enhanced SEO behind NexTech’s new product site ARitize™ is expected to be a major lead generation tool accelerating the rapid sign up pace of new SaaS subscribers for NexTech. The website will be updated regularly with new content pertaining to products, solutions, business activities, milestones, and events demonstrating optimized sales conversions and ease-of-use from ARitize™ products.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing three multi-billion dollar verticals in AR.

Aritize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform, including notable customers, Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

Aritize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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